February 1, 2019

Gerald McMahon
Chief Executive Officer
Harpoon Therapeutics, Inc.
4000 Shoreline Court, Suite 250
South San Francisco, CA 94080

       Re: Harpoon Therapeutics, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 29, 2019
           File No. 333-229040

Dear Mr. McMahon:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Choice of Forum, page 169

1. Please revise your exclusive forum disclosure here and in the risk factor section to identify the other courts you have selected as forums in the event the Delaware Court of Chancery lacks jurisdiction.
2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any
       "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, Section 22 of the Securities Act
 Gerald McMahon
Harpoon Therapeutics, Inc.
February 1, 2019
Page 2
         creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         If the provision applies to Securities Act claims, please revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameGerald McMahon                                Sincerely,
Comapany NameHarpoon Therapeutics, Inc.
                                                                Division of
Corporation Finance
February 1, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName